UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.__________)

ON TRACK INNOVATIONS LTD
(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share
(Title of class of Securities)

M8791A
(CUSIP Number)

Jerry Lafe Ivy, Jr., 2125 1st Ave. #3002, Seattle, WA 98121, 206-290-4111
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

CUSIP No.:  M8791A

1.	Names of Reporting Persons:	Jerry Lafe Ivy, Jr.

2.	Check the Appropriate Box if a Member of a Group

(a)	[ ]

(b)	[ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: US

Number of Shares Beneficially Owned by Each Reporting Person immediately after the transaction with:

5.	Sole Voting Power: 3,016,765

6.	Shared Voting Power: 0

7.	Sole Dispositive Power: 3,016,765

8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,016,765

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

11.	Percent of Class Represented by Amount in Row (9): 9.5%

12.	Type of Reporting Person: IN

Item 1.

(a)	Name of issuer: On Track Innovations Ltd

(b)	Address of issuer’s Principal Executive Offices: 111 Wood Ave. South, Suite 105, Iselin, NJ 08830

Item 2.

(a)	Name of Person Filing: Jerry Lafe Ivy, Jr.

(b)	Address of principal business office or, if none, Residence: 2125 1st Ave. #3002, Seattle, WA 98121

(c)	Citizenship: US

(d)	Title of Class of Securities: Ordinary Shares, par value NIS 0.10 per share

(c)	CUSIP Number: M8791A

Item 3.  If this statement is fiiled pursuant to Sections 240.13d-1(b) or 240.13d-1(c). check whether the person filing is a :

Filing person is not any of the entities described in the instruction for this Item 3.

Item 4.  Ownership.

(a)	Amount beneficially owned: 3,016,765

(b)	Percent of Class: 9.5%

(c)	Sole power to vote or to direct the vote: 3,016,765

(d)	Shared power to vote or to direct the vote: 0

(e)	Sole power to dispose or to direct the disposition of: 3,016,765

(f)	Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class

N/A.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.  Identification and Classification of Members of the Group

N/A

Item 9.  Notice of Dissolution of Group

N/A

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2011

/s/ Jerry Lafe Ivy, Jr.